Shades Holdings Inc.

February 5, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Andrew D. Mew, Accounting Branch Chief

Re: Shades Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed April 16, 2012

File No. 0-54156

Dear Mr. Mew:

Shades Holdings, Inc. (the “Company”) hereby submits its response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comment dated December 4, 2012 (the “Comment Letter”).

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Report on Internal Control Over Financial Reporting, page 11

1.	We note your disclosure controls and procedures were not effective as of December 31, 2011 because of the material weaknesses you disclose and that you have also identified material weaknesses in your assessment of the effectiveness of your internal controls. Please amend your Form 10-K to also separately conclude your internal control over financial reporting was not effective as of December 31, 2011. See Item 308(a)(3) of Regulation S-K.

Response:

The Company undertakes to include disclosure required by Item 308(a)(3) of Regulation S-K in its next Annual Report on Form 10-K.

Form 8-K filed on September 10, 2012

2.	Please tell us your consideration of whether the September 7, 2012 Share Exchange Agreement with Suncoast Real Estate Owned Holdings, Inc. qualities for reverse merger recapitalization accounting treatment and provide us your analysis. In this regard, we note Shades Holdings, Inc. was effectively a shell company immediately before the reverse merger transaction. As such, the Form 8-K you filed on September 10, 2012 should have included all the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act, including audited annual and interim financial statements of the operating company for all required periods. Please amend your Form 8-K tiled on September 10, 2012, or advise us of how you are accounting for the Share Exchange citing the specific authoritative literature you applied to support your conclusions.

Response:

The Share Exchange was accounted for as a reverse-merger and recapitalization. Suncoast was the acquirer for financial reporting purposes and the Company is the acquired company. Consequently, the assets and liabilities and the operations that will be reflected in the historical financial statements prior to the Share Exchange will be those of Suncoast and will be recorded at the historical cost basis of Suncoast, and the consolidated financial statements after completion of the Share Exchange will include the assets and liabilities of the Company and Suncoast, historical operations of Suncoast and operations of the Company from the closing date of the Share Exchange.  The Company was required to file financial statement meeting the requirements of Regulation S-X as promulgated by the SEC by amendment to its Current Report on Form 8-K disclosing the Share Exchange within 71 days. However, management, along with its independent auditors determined that, because the Share Exchange occurred within the Company’s third fiscal quarter and the Company’s Quarterly Report on Form 10-Q was due prior to the date the financials of Suncoast were required to be filed, the Company’s Quarterly Report on Form 10-Q would include the consolidated financial statements of Suncoast. We disagree with the Staff’s assessment that prior to the reverse merger transaction the Company was a “shell” company. Rule 12b-2 under the Exchange Act defines a shell company as “a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has: (1) no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.” Although we were a start-up company with a limited operating history, our business plan was well formed and our operations exceeded the classification as “nominal”.

The Company’s Operations

As explained in our Registration Statement on Form S-1, which was declared effective by the Commission on October 25, 2010, specifically the sections entitled “Description of Business” and “Management’s Discussion and Analysis and Plan of Operations,” and as further described in our annual and quarterly reports, our business model involved offering discount sunglasses to the consumer public via our website. Our website was operating and we received and shipped sunglass orders through our website. Our marketing plan was likewise in place and well formed. As described in greater detail in our filings with the Commission, our primary marketing channels were through the social networking sites Twitter (http://twitter.com/DailyShades) and Facebook. We also retained an outside marketing firm to assist us in enhancing and developing our website and to assist us with “search engine optimization.” We offered a “Daily Deal” feature through which our customers purchased that day’s product offering at a price below the manufacturer’s suggested retail price and were featured on several “deal of the day” websites which generated traffic to our website. Additionally, we launched the retail website “dailychrono.com” which sold watches. The Company maintained merchant accounts and mailing lists through both of its websites. The Company realized approximately $4,200 in sales through August 2012.

The Company’s Assets

The Company purchased inventory through wholesale companies, including Abazias, Modo, Time Concepts, Bidz Snazzy Buys, and AKurtz. The Company also maintained the “dailyshades.com” and “dailychrono.com” websites along with “dailylids.com”, “dailysneaks.com”, “dailytote.com” and “dailyflops.com”. Dailyshades and Dailychrono are full functional website that were built from the ground up. The remaining are domains that were part of the business plan to be rolled out over time and mirror the sunglass and watch sites.

The Company believes its business assets and operations during the period prior to the transaction with Suncoast exceed any classification as “nominal” and therefore, the Company was not a “shell company” and therefore information that would be required if we were filing a general form for registration of securities on Form 10 under the Exchange Act was not required.

Form 12b-25 filed November 14, 2012

3.	We note that as of this date you have not filed a Form 10-Q for the period ended September 30, 2012. Please tell us the reason for the continued delay and when you expect to file your quarterly' report.

Response:

We plan on filing our Quarterly Report on Form 10-Q for the period ended September 30, 2012 as soon as we obtain the necessary funding to do so.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at 813-909-0659 or our counsel Darrin Ocasio, Esq. at (212) 930-9700.

Very truly yours,

/s/ Sean Lyons

Director